BRAZAURO RESOURCES CORPORATION

16360 Park Ten Place, Suite 217

Houston, TX 77084

Phone: 281-579-3400        Fax: 281-579-5799

February 12, 2009 Jill S. Davis Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549-7010
Re:

Responses to the Securities and Exchange Commission
Staff Comments dated January 30, 2009, regarding
Brazauro Resources Corporation
Form 20-F for Fiscal Year Ended January 31, 2008
Filed May 30, 2008
File No. 000-21968

Dear Ms. Davis:

This letter responds to the staff’s comments set forth in the January 30, 2009 letter regarding the above-referenced Form 20-F. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In the responses below, the Company has agreed to change or supplement the disclosures in as documented below. The Company requests that the modifications be made in the Form 20-F for the fiscal year ended January 31, 2009 which we anticipate will be filed by May 15, 2009. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended January 31, 2008

Item 11 – Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk, page 34

Staff Comment No. 1.

We note you disclose “changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows.” We also note a $402,665 effect of exchange rate changes on cash in 2008 in your statement of cash flows. Please expand your disclosure of quantitative information about foreign currency exchange rate market risks pursuant to one of the three prescribed formats in Item 11(a)(1) of the General Instructions to Form 20-F, or tell us why you believe such disclosures are not necessary. Please provide us with a sample of your proposed expanded disclosure.

Ms. Jill Davis

February 12, 2009

Brazauro’s Response:

As discussed in Item 3 under “Fluctuations in Foreign Currency Exchange Rates”, the Company does not engage in foreign currency hedging transactions. The Company proposes to amend the Item 11 disclosure to the following:

Foreign Currency Exchange Rate Risk

The Company is engaged in mineral exploration in Brazil. The Company’s significant contracts related to its Brazilian activities are denominated in U.S. dollars. The Company’s equity financings are denominated in Canadian dollars. Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows. See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations. Its liabilities are denominated in Canadian and U.S. dollars. The Company does not engage in hedging transactions at this time.

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the Canadian dollar, which is our financial reporting currency for the Consolidated Financial Statements included herein. The following table sets forth the principal components of the consolidated balance sheets as of January 31, 2008 and 2007 and the consolidated statements of operations for the two years then ended showing the sensitivity to exchange risk by showing the effect of a 10% hypothetical uniform weakening in the value of the U.S. dollar relative to the Canadian Dollar:

	Denominated in
	Canadian Dollars	U.S. Dollars	Total Value in Canadian Dollars	Effect of a 10% Change in Exchange Rate
January 31, 2008
Cash and cash equivalents	$ 253,020	$ 4,377,238	$ 4,638,137	9%
Prepaid expenses	32,532	63,690	96,337	7%
Accounts payable and accrued liabilities	18,142	622,376	641,638	10%

January 31, 2007
Cash and cash equivalents	282,613	3,870,204	4,846,358	9%
Accounts payable and accrued liabilities	47,188	213,342	298,761	8%

Year ended January 31, 2008
General and administrative expenses	840,635	1,952,607	2,912,367	7%
Other income	31,635	232,592	278,206	9%

Year ended January 31, 2007
General and administrative expenses	2,954,613	1,587,067	4,759,317	4%
Other income	84,348	160,072	266,190	7%

Ms. Jill Davis

February 12, 2009

Item 15T - Controls and Procedures, page 35

Evaluation of Disclosure Controls and Procedures, page 35

Staff Comment No. 2.

We note you disclose the term disclosure controls and procedures refers to controls and other procedures “designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Act...is recorded, processed, summarized and reported within the required time periods.” The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the (Exchange) Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined.

Brazauro’s Response:

The disclosure in Item 15T will be revised in response to your comment, as follows:

Item 15T.	Controls and Procedures.

(a)         Evaluation of disclosure controls and procedures.

The term “disclosure controls and procedures” (defined in SEC rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on such evaluation, and the material weakness described below, the Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company’s disclosure controls and procedures were not effective.

Internal Control over Financial Reporting, page 35

Staff Comment No. 3.

We note you disclose a material weakness in your internal control over financial reporting resulting from a lack of human resources within your finance and accounting reporting functions. Please expand your disclosure to include your plans for remediation

Ms. Jill Davis

February 12, 2009

including the specific actions expected to be taken, your timeframe for remediation, and the expenses expected to be incurred in remediating this material weakness.

Brazauro’s Response:

The disclosure in Item 15T will be revised in response to your comment, as follows:

“The management of Brazauro Resources Corporation has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2008, and this assessment identified the following material weakness in the Company’s internal control over financial reporting:

A deficiency due to a lack of human resources within our finance and accounting reporting functions that could result in material misstatements to financial statements not being detected in a timely manner. Due to the small size of the Company, a single individual is employed to perform all accounting and reporting functions. An error by that individual or turnover of that individual could result in a material misstatement to financial statements that may not be detected in a timely manner. Due to budgetary constraints, the Company does not have plans at the current time to hire additional personnel to remediate this material weakness.”

Consolidated Statement of Operations, page 42

Staff Comment No. 4.

We note you have classified interest income and losses/gains on the sale of equipment as components of revenue. Please tell us your accounting basis for this classification.

Brazauro’s Response:

The presentation of income and losses/gains on the sale of equipment on the Consolidated Statements of Operations has been revised in response to your comment to present the items as Other Income as on the revised Consolidated Statements of Operations found on Attachment A.

Exhibits 12.1 and 12.2

Staff Comment No. 5.

We note that the introductory paragraph of your certifications include the title of the certifying officer (e.g. Chief Executive Officer of Brazauro Resources Corporation). Please modify your certifications to remove the certifying officers’ titles so as not to imply a limitation on the scope of the certification. With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in paragraph 11 of the “Instructions as to Exhibits” of Form 20-F. For more information, please refer to the March 4, 2005 Staff Alert entitled “Annual Report Reminders”, a copy of which can be found on the our website:

http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

Ms. Jill Davis

February 12, 2009

Brazauro’s Response:

The introductory paragraphs of the certifications have been revised in response to your comment and the amended document may be found as Attachment B.

Engineering Comments

Staff Comment No. 6.

We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, “resources”, “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

Brazauro’s Response:

The cautionary note to U.S. investors has been added to our website and may be found under the Safe Harbor menu item at the bottom of each page.

Closing Comments

Staff Comment.

The Staff would like us to affirm the following three statements:

•        Brazauro is responsible for the adequacy and accuracy of the disclosure in the filing.

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Brazauro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws in the United States.

Ms. Jill Davis

February 12, 2009

Brazauro’s Response:

We affirm the aforementioned statements.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (281) 579-3400.

Sincerely,

Brazauro Resources Corporation

Brian C. Irwin

Chief Financial Officer

Attachment A

Brazauro Resources Corporation
Consolidated Statements of Operations
(In Canadian Dollars)

	Years Ended January 31,
	2008	2007	2006
Expenses:
General and administrative (Note 13)	$ 2,912,367	$ 4,759,317	$ 7,048,172
Finance charges	59,789	19,097	21,452
Write-down of mineral properties (Note 5)	684,582	795,700	906,535
Interest	177,115	-	-
Foreign exchange losses (gains)	925,504	(118,322)	462,891
Total expenses	4,759,357	5,455,792	8,439,050

Other income (loss):
Interest income	278,206	266,190	178,373
(Losses) gains on sales of equipment	-	(3,745)	1,202
Net loss for the year	$ (4,481,151)	$ (5,193,347)	$ (8,259,475)
Basic and diluted net loss per share	$ (0.06)	$ (0.10)	$ (0.17)
Weighted-average number of shares outstanding	74,836,676	53,062,909	49,112,192

See accompanying notes.

Attachment B

EXHIBIT 12.1

13a-14 CERTIFICATION

I, Mark E. Jones, III, certify that:

1. I have reviewed this Annual Report on Form 20-F of Brazauro Resources Corporation (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flow of the Company as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, to the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: May 29, 2008	/s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer

EXHIBIT 12.2

13a-14 CERTIFICATION

I, Brian C. Irwin, certify that:

1. I have reviewed this Annual Report on Form 20-F of Brazauro Resources Corporation (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flow of the Company as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, to the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: May 29, 2008	/s/ Brian C. Irwin Brian C. Irwin Chief Financial Officer